UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

[x]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2001

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

__001__
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5025 Swetland Court, Cleveland, Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(K) SAVINGS PLAN AND TRUST

December 31, 2001

TABLE OF CONTENTS

<u>Independent Auditors' Report</u>

To the Trustees
The AERC 401(K) Savings Plan and Trust

      We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and the supplemental schedule as of December 31, 2001, as listed in the accompanying contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

<u>/s/ Reznick, Fedder & Silverman</u>
Bethesda, Maryland
May 16, 2002

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2001 and December 31, 2000

	2001	2000
ASSETS		
Investments, at fair value		
Stable Value fund	$ 934,983	$ 802,694
Income fund	688,265	546,584
Moderate portfolio	492,092	414,205
Stock Index fund	2,112,382	2,082,542
Growth and Income fund	1,398,131	1,375,139
Associated Estates Realty Corporation (AERC)		
Stock fund	359,604	248,927
International fund	12,908	-
21st Century Growth Fund	27,913	-
Participant notes receivable	265,184	194,171
Total investments	6,291,462	5,664,262
Receivables		
Employer	-	5,475
Participants	-	29,460
Total receivables	-	34,935
Total assets	6,291,462	5,699,197
Net assets available for plan benefits	$ 6,291,462	$ 5,699,197

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2001

Additions to net assets attributed to:		
Investment income		
Net depreciation in fair value of investments		$ (395,531)
Realized loss		(73,671)
Interest and dividends		163,292
Contributions		
Employer	$ 369,699	
Participants	1,135,183	1,504,882
Total additions		1,198,972
Deductions from net assets attributed to:		
Benefits paid to participants		605,857
Expenses paid		850
Total deductions		606,707
NET INCREASE		592,265
Net assets available for plan benefits		
Beginning of year		5,699,197
End of year		$ 6,291,462

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with generally accepted accounting principles as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.   Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end.

2.   Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

3.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - DESCRIPTION OF PLAN

The following description of the AERC 401(K) Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a plan of a controlled group of corporations which became effective April 1, 1990 by execution of the counterparts to the National City Bank Master Savings Plan and Trust Adoption Agreement. On July 1, 1997, an adoption agreement was executed whereby Scudder, Stevens & Clark ("Scudder") replaced National City Bank as Trustee of the Plan.

Effective April 1, 2001, employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached an age of 21. Twelve months of service is required for a participant to receive an employer matching contribution.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

NOTE B - DESCRIPTION OF PLAN - (Continued)

Additionally, effective February 1, 2001, the employer matching contribution was increased from 25% to 50% of the participant's contribution up to a maximum participant contribution of 6% of their gross wages. Participants are immediately vested in their investment account which includes participant contributions to the Plan, employer matching contributions and account earnings. Participants may elect to contribute up to fifteen percent of their gross wages and have the option of investing their accounts between eight different investment funds.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, monthly payments over a period equal to the shorter of 120 months or the life expectancy of the participant and/or his or her beneficiary, installment payments of a fixed amount to be made until the balance of the participants's account is exhausted, distribution in kind (securities issued by Associated Estates Realty Corporation only), or any reasonable combination of the foregoing or any reasonable time or manner of distribution within the above stated limitations.

NOTE C - INVESTMENTS

The Plan's investments are held by Scudder. The following table presents the fair value of the investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Market Value of Investments		
	December 31, 2001 Fair Value	December 31, 2000 Fair Value
Investment at fair value as determined by Scudder		
Stable Value fund	$ 934,983	$ 802,694
Income fund	688,265	546,584
Moderate portfolio	492,092	414,205
Stock Index fund	2,112,382	2,082,542
Growth and Income fund	1,398,131	1,375,139
Associated Estates Realty Corporation Stock fund	359,604	248,927
	$ 5,985,457	$ 5,470,091

During the year ended December 31, 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $395,531.

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The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

NOTE D - ACTIVITY BY FUND

The following table presents the changes in investments for the year ended December 31, 2001 by investment fund based on options available to participants.

	Stable Value Fund	Income Fund	Moderate Portfolio	Stock Index Fund	Growth & Income Fund	AERC Stock Fund	Inter national	21st Century Growth	Participant Notes Receivable	Other	Total
Net assets available for plan benefits as of January 1, 2001	$ 802,694	$ 546,584	$ 414,205	$ 2,082,542	$ 1,375,139	$ 248,927	-	-	$ 194,171	$ 34,935	$ 5,699,197
Investment income											
Net appreciation (depreciation) in fair value of investments	-	(1,655)	(34,034)	(260,705)	(135,462)	37,505	(609)	(571)	-	-	(395,531)
Realized gain (loss)	-	(774)	(16,769)	(4,299)	(47,713)	(4,275)	(72)	231	-	-	(73,671)
Interest and dividends	49,999	36,071	11,441	-	10,898	34,881	43	-	19,959	-	163,292
Contributions											
Employer	34,301	37,307	42,226	130,752	95,441	32,288	1,233	1,626	-	(5,475)	369,699
Participants	110,692	109,340	163,894	400,233	275,817	90,211	5,614	8,842	-	(29,460)	1,135,183
Benefits paid to participants and fund transfers	(62,178)	(38,508)	(88,771)	(236,041)	(175,964)	(79,933)	6,699	17,785	51,054	-	(605,857)
Expenses paid	(525)	(100)	(100)	(100)	(25)	-	-	-	-	-	(850)
Net assets available for plan benefits as of December 31, 2001	$ 934,983	$ 688,265	$ 492,092	$ 2,112,382	$ 1,398,131	$ 359,604	$12,908	$27,913	$ 265,184	$ -	$ 6,291,462

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NOTE E - PARTICIPANT NOTES RECEIVABLE

During 2001, the Plan made loans to various employees from their respective interests in the Plan. These loans and loans made in prior years bear interest at rates varying from 6% to 10.5%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - SUBSEQUENT EVENT

Pursuant to amended plan documents effective May 1, 2002, employees hires subsequent to May 1, 2002, are subject to a vesting schedule which provides for 100% vesting in employer matching contributions after three years of service. Also, effective May 1, 2002, the Plan was amended to provide for an employer matching contribution equal to 25 percent of the participant's contribution up to a maximum participant contribution of 6 percent of their gross wages.

SUPPLEMENTAL INFORMATION

THE AERC 401(K) SAVINGS PLAN AND TRUST

SCHEDULE G - ITEM 41 - SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2001

Identity of Party Involved	Description	Maturity	Interest Rate	Cost	Fair Value
Scudder	Stable Value Fund	N/A	N/A	$ 934,983	$ 934,983
Scudder	Income Fund	N/A	N/A	702,904	688,265
Scudder	Pathway Moderate Portfolio	N/A	N/A	571,972	492,092
Scudder	Growth and Income Fund	N/A	N/A	1,675,317	1,398,131
Scudder	Stock Index Fund	N/A	N/A	2,180,094	2,112,382
AERC	Stock Fund	N/A	N/A	375,377	359,604
Scudder	International Fund	N/A	N/A	13,517	12,908
Scudder	21st Century Growth Fund	N/A	N/A	28,484	27,913
Participant loans	Participant loans	Various	6%-10.5%	0	265,184

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AERC 401(K) SAVINGS
PLAN AND TRUST

Signature	Title	Date
/s/ William T. Hughes William T. Hughes	Trustee	June 27, 2002
/s/ Lou Fatica Lou Fatica	Trustee	June 27, 2002
/s/ Nan Zieleniec Nan Zieleniec	Trustee	June 27, 2002

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